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                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549
                                    SCHEDULE 13G
                     Under the Securities Exchange Act of 1934

                              (Amendment Number Three)

                              Novastar Financial, Inc.
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                                  (Name of Issuer)

                                  Common/Warrants
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                           (Title of Class of Securities)

                        Common-669947400  Warrants-669947129
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                                   (Cusip Number)

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Person.
               WALLACE R. WEITZ & COMPANY          47-0654095

2)   Check the Appropriate Box if a Member of a Group.
               (a) [ ]
               (b) [X]

3)   SEC Use Only.

4)   Citizenship or Place of Organization.
               STATE OF NEBRASKA

Number of Shares Beneficially Owned by Each Reporting Person With:
          5)   Sole Voting Power:  2,752,933
          6)   Shared Voting Power:  NONE
          7)   Sole Dispositive Power:  2,752,933
          8)   Shared Dispositive Power:  NONE

9)   Aggregate Amount Beneficially Owned by Each Reporting Person.
               2,752,933

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11)  Percent of Class Represented by Amount in Row 9.
               29.2%

12)  Type of Reporting Person.
               IA


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SCHEDULE 13G                                                            Page -2-

Item 1(a).  Name of Issuer:
                    NOVASTAR FINANCIAL, INC.

Item 1(b).  Address of Issuer's Principal Executive Office:
                    1900 WEST 47TH PLACE, SUITE 205
                    WESTWOOD, KANSAS 66205

Item 2(a).  Name of Person Filing:
                    WALLACE R. WEITZ & COMPANY

Item 2(b).  Address of Person Filing:
                    1125 SOUTH 103RD STREET, SUITE 600
                    OMAHA, NEBRASKA 68124-6008

Item 2(c).  Citizenship:
                    STATE OF NEBRASKA

Item 2(d).  Title of Class of Securities:
                    COMMON/WARRANTS

Item 2(e).  CUSIP Number:
                    COMMON-669947400
                    WARRANTS-669947129

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23-d(b), check whether the person filing is a:
                    [ X ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISER ACT OF 1940

Item 4.     Ownership:
                    (a)  Amount Beneficially Owned:  2,752,933
                    (b)  Percent of Class:  29.2%
                    (c)  Number of Shares as to which such person has:
                         (i)   sole power to direct vote:  2,752,933
                         (ii)  shared power to direct vote:  NONE
                         (iii) sole power to dispose:  2,752,933
                         (iv)  shared power to dispose:  NONE


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SCHEDULE 13G                                                            Page -3-

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                             /s/ Wallace R. Weitz
                                             ------------------------------
                                             Wallace R. Weitz, President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: 7/1/98        /s/ Wallace R. Weitz
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                         Wallace R. Weitz, President